Mon Space Net Inc.

100.3.041, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

Section 13, 46200

Petaling Jaya, Malaysia

July 7, 2016

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Mon Space Net Inc.

Registration Statement on Form S-1

Filed March 31, 2016

File No. 333-210519

Dear Ms. Jacobs:

We are in receipt of your comment letter dated April 25, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure to indicate on the cover page our status as a shell company and provided an additional risk factor beginning on page 6 about the consequences of being a shell company and potential impact on our ability to attract additional capital through subsequent unregistered offerings.

Cover Page

2.	Your statement that the shares will be sold at a fixed price until your common stock is quoted on the OTCQB is inconsistent with disclosure elsewhere throughout the filing that states the shares will be sold at a fixed price for the duration of the offering. Please revise or advise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure throughout the registration statement to indicate that the shares will be sold at a fixed price for the duration of the offering.

Prospectus Summary

Overview, page 4

3.	Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. For example, please revise this section to clarify the status of your online marketplace platform. In this regard, we note your statement that your platform “is also designed and built to encourage users to return and refer new users.” It appears, however, from disclosure elsewhere in the filing, including on page 12, that your website is under construction. To the extent any products or services you hope to provide are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development, and the expected costs of development. Include a more detailed discussion in your business section and management’s discussion and analysis, as applicable.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our company is currently in its development stage. We are still in the process of building and launching our online marketplace and completing the backend support of our website portal. Accordingly, we respectfully revise our disclosure to provide information about company’s plan and the status of developmental efforts in achieving our goal (pg. 14).

4.	Please disclose that you have never generated any revenue and there can be no assurances that you will ever generate any revenue.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have provided additional disclosure that we have never generated any revenue and there can be no assurance that we will ever generate any revenue (pg. 11 & pg. 13).

Risk Factors

Risks Related to Our Business, page 6

5.	Please advise whether your executive officers reside in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against your officers. This risk factor should address the risk U.S. stockholders face in:

o	effecting service of process within the U.S. on your officers;

o	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;

o	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and

o	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Alternatively, please advise as to why you believe such a risk factor is unnecessary.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our executive officers reside outside the United States. Accordingly, we respectfully revise our disclosure by adding the following risk factor beginning on page 8.

“ALL OF OUR DIRECTORS AND OFFICERS RESIDE OUTSIDE THE UNITED STATES, WITH THE RESULT THAT IT MAY BE DIFFICULT OR IMPOSSIBLE FOR INVESTORS TO ENFORCE WITHIN THE UNITED STATES ANY JUDGMENTS OBTAINED AGAINST US OR OUR DIRECTOR OR OFFICER.

All of our directors and officers reside in Malaysia. Consequently, it may be difficult for United States investors to affect service of process within the United States upon our officers and directors, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. Federal Securities Laws. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Malaysia by a Malaysian court if the U.S. court in which the judgment was obtained did not have jurisdiction, as determined by the Malaysian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Malaysia against any of our directors and officers or substantial portion of the capital we have raised from the sale of common stock predicated solely upon such civil liabilities. You may not be able to recover damages as compensation for a decline in your investment.”

6.	Please add a separately captioned risk factor disclosing the minimum number of months that you expect to be able to conduct your planned operations using currently available capital resources. In addition, in an appropriate place in the filing, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we respectfully revise our disclosure by adding the following risk factor beginning on page 8.

“WE ANTICIPATE THAT WE WILL BE ABLE TO CONDUCT OUR PLANNED OPERATIONS USING OUR CURRENTLY AVAILABLE CAPITAL RESOURCES FOR THE NEXT FIFTEEN MONTHS AND WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND OUR OPERATIONS AFTERWARDS.

We expect that our currently available capital resources could sustain our operations for the next fifteen (15) months. If adequate additional financing is not available on reasonable terms after fifteen (15) months, we may not be able to continue to develop and expand our services, which may as a result impact our cash flow and we would have to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the development of competitive projects undertaken by our competition; and (iii) the level of our investment in development. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) limit our operation and expansion; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to the common stock offered hereof. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.”

7.	Please add a risk factor disclosing any potential material conflicts of interest that may arise from the business activities of your officers and directors. In this regard, we note that both Messrs. Poh and Chan are engaged in outside business activities. Please also disclose the number of hours per week that Messrs. Poh and Chan will devote to the operations of the company.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Mr. Low resigned as the President, CEO, CFO and Treasurer of the Company and Mr. Chan resigned as the Secretary of the Company. Concurrently, Ms. Lai Chai Suang was approved and appointed as the CEO, CFO, Treasurer and Secretary of the Company and Mr. Musa Bin Hassan was approved and appointed as the President of the Company by the Board of Directors. Ms. Lai, being the majority shareholder of the Company, has no material conflict of interest that may rise from the business activities of our Company. Further, because Mr. Low and Mr. Chan will only serve as Executive Directors of the Company, there also will be no material conflict of interest between their roles with our Company and those responsibilities for the other business activities.

Limited Operating History, page 6

8.	Please tell us why this risk factor refers to the purchase of baked goods marketed by your company when it appears that your business plan is to develop an online marketplace.

Similarly, please revise or explain the references to “nutritional content labeling and disclosure requirements” and “food safety codes” in the first risk factor on page 7.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed the references to baked goods in the risk factors and revised our disclosure to provide risk factors relating to our business as an online marketplace.

Determination of Offering Price, page 11

9.	Please clarify your statement that the offering price was determined by the price of the common stock sold to the selling shareholders. In this regard, we note that the offering price of the common stock is $0.10 per share and the selling shareholders purchased their common stock for $0.001 per share.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that because our common stock is not currently listed or quoted on any exchange or quotation system, the offering price of the common stock covered by this prospectus was estimated by the Company, based on the price of the common stock sold in a private placement completed in February 2016, pursuant to an exemption under Regulation S of the Securities Act. The offering price of our common stock does not necessarily bear any relationship to our book value, assets, or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operation, page 14

10.	Please disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully revise our disclosure to provide information regarding the resources required to complete each step of our business development, as well as the challenges we anticipate encountering in executing our business plan (page 14).

Liquidity and Capital Resources, page 14

11.	Please clarify the amount of funds you have actually received from sales of your common stock. In this regard, it appears from disclosure elsewhere that you have not received a substantial portion of the $208,330 you claimed to have raised from the sale of common stock.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have received $8,330 as of March 31, 2016 and all of the $208,330 in proceeds from the sale of our common stock as of the date hereof.

Going Concern, page 15

12.	Please revise to clarify that you had no retained earnings as of December 31, 2015.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully revise our disclosure to clarify that we had no retained earnings as of December 31, 2015 (pg. 6 & pg. 15).

RESPONSE:

Directors, Executive Officers, Promoters and Control Persons, page 15

13.	Please disclose the ages of your executive officers. Refer to Item 401(a) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully revise our disclosure to provide the ages of our executives officers and directors (pg. 15).

14.	Please make corresponding revisions throughout your filing to consistently refer to your chief executive officer by his given name. In this regard, we note that you refer to him as Koon Poh Low on this page and Low Koon Poh in the signatures section.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that this prospectus follows Malaysian naming convention of last name followed by first name. For example, Mr. Low Koon Poh’s last name is Low and first name is Koon Poh. We respectfully revise the names in the filing accordingly and provide an explanatory note for clarity in “Prospectus Summary” beginning on page 4.

Executive Compensation, page 16

15.	Your statement that your directors and executive officers have not received any compensation for services rendered appears inconsistent with your disclosure on page 17 that each of your officers received 2.5 million shares of common stock for services rendered to form your company. Please revise to provide the information required by Item 402(n) of Regulation S-K for each of your named executive officers.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully revise the disclosure in the “Executive Compensation” section to reflect that Mr. Low and Mr. Chan received compensation in the form of common stock of services rendered to form our company (pg. 16).

Transactions with Related Persons, Promoters and Certain Control Persons, page 17

16.	Please provide the disclosure called for by Item 404(c)(2) of Regulation S-K with respect to Chai Suang Lai.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully provide the disclosure called for by Item 404(c)(2) of Regulation S-K with respect to Ms. Lai beginning on page 17.

Mon Space Net Inc.

By:	/s/ Lai Chai Suang
Name:	Lai Chai Suang
Title:	President & Chief Executive Officer